Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

Brussels, April 1, 2005

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with an Extraordinary General Meeting of Shareholders to be held on Friday, April 29, 2005, at 2:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

At the Extraordinary General Meeting, provided that a quorum of at least fifty percent of the company’s share capital is present at the meeting, shareholders will consider and vote on amendments to the Articles of Association concerning the powers of the Board of Directors with respect to (i) the authorized capital in case of a public take-over bid and (ii) acquisition, pledge and transfer of treasury shares. A comparison of the current language and the revised language of the Articles of Association is available on the Internet at Delhaize Group’s website (http://www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 29, 2005, a second Extraordinary General Meeting of shareholders will be held on May 26, 2005 at 2:30 pm, local time, at the same location, without a quorum requirement, to consider and vote on the same amendments to the Articles of Association. Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on March 28, 2005 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote both at the April 29 meeting and, as necessary, the May 26 meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote both at the April 29 meeting and, as necessary, the May 26 meeting.

You need only vote once with respect to both the April 29 meeting and, as necessary, the May 26 meeting, by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250, ext. 2529). If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-610-382-7836 for international calls.

/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers

President and Chief Executive Officer

Proposal (1): Amendment to

Article 9 of Delhaize Group’s

Articles of Association

The Board of Directors of Delhaize Group SA is authorized under Article 9 of the company’s Articles of Association for a period of three years expiring on May 2005 to increase the share capital of the company by a maximum of ten percent of the then outstanding shares after it has received notice of a public take-over bid relating to the company. In such a case, the Board is specifically authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons.

At its discretion, the Board may limit or revoke the preferential rights of shareholders with a view to implement promptly a capital increase reserved to one or more specific investors willing to stabilize the Company’s shareholdings, particularly in the context of an unfriendly public take-over bid.

The special report of the Board on the renewal of its powers with respect to the authorized capital in case of public take-over bid prepared pursuant to Article 604 of the Belgian Company Code is available on the Internet at Delhaize Group’s website (http://www.delhaizegroup.com).

The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 9 of the company’s Articles of Association, which grants authority to the Board to increase the share capital of the company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it has received notice of a public take-over bid relating for the company, and in such a case to limit or revoke the preferential right of the shareholders even in favor of specific persons, for a new period of three years beginning on the date of shareholders’ approval.

Proposal (2): Amendment to

Article 10, 2nd indent and 3rd indent of

Delhaize Group’s Articles of Association

The Board of Directors of Delhaize Group SA, and direct subsidiaries of Delhaize Group SA, are authorized under Article 10 of the company’s Articles of Association for a period of three years expiring on June 2005, to acquire and transfer a maximum of ten percent of the outstanding Delhaize Group ordinary shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to Delhaize Group SA.

The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 10 of the company’s Articles of Association, which grants authority to the Board of Delhaize Group SA and to its direct subsidiaries to acquire and transfer a maximum of ten percent of the outstanding Delhaize Group ordinary shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to Delhaize Group SA, for a new period of three years beginning on the date of the publication of the shareholders’ approval in the Belgian Official Gazette.

Proposal (3): Amendment to

Article 10, 4th indent of

Delhaize Group’s Articles of Association

The Board of Directors of Delhaize Group SA is authorized under Article 10 of the company’s Articles of Association for a period of 18 months expiring on November 27, 2005, to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase. Though not limited by the Articles of Association, the Board could make such purchases, on behalf of the company, for investment purposes or to cover equity-based compensation plans for employees of the company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the company. All such purchases count toward the ten percent maximum.

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The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 10 of the company’s Articles of Association, which grants authority to the Board to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase.

Proposal (4)

Power to Implement Proposals

The Board of Directors proposes and recommends that the shareholders grant the powers to the Board of Directors, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the Articles of Association, and to carry out all necessary or useful formalities to that effect.

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Annex 1 to Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

Agenda of the extraordinary general meeting to be held at the registered office of the company on April 29, 2005 at 2:00 p.m.

I.	Powers of the Board of Directors with respect to the authorized capital in the case of a public take-over bid

1.	Special report of the Board of Directors on the renewal of its powers with respect to the authorized capital in the case of a public take-over bid pursuant to Article 604 of the Belgian Company Code.

2.	Amendment of Article 9 A. last indent of the Articles of Association.

Proposed resolution: Proposal to renew the powers given to the Board of Directors to increase the share capital of the company after it has received notice of a public take-over bid relating to the company. In such a case, the Board of Directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. This authorization is granted for a period of three years as from the date of the extraordinary shareholders meeting of April 29, 2005. Subsequent proposal to replace the last indent of Article 9 A. of the Articles of Association with the following text:

“To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of April 29, 2005. It may be renewed under the terms and conditions provided for by law.”

II.	Powers of the Board of Directors with respect to acquisition, pledge and transfer of own shares

1.	Amendment of Article 10, 2nd indent and 3rd indent of the Articles of Association – threat of serious and imminent damage to the company

Proposed resolution: Proposal to (i) renew the powers given to the Board of Directors to acquire and transfer shares of the company for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company and to (ii) authorize for the same period direct subsidiaries of the company to acquire and transfer shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the second and third indents of Article 10 of the Articles of Association with the following text:

“On April 29, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.”

2.	Amendment of Article 10, 4th indent of the Articles of Association

Proposed resolution: Proposal to (i) grant to the Board of Directors the powers to acquire shares of the company for a period of eighteen months and to (ii) authorize for the same period direct subsidiaries of the company to acquire shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the last indent of Article 10 of the Articles of Association with the following text:

“In addition, on April 29, 2005, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 29, 2005 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

III.	Powers

Proposed resolution: Proposal to approve the following resolution: “The extraordinary general meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary meeting of shareholders, to co-ordinate the text of the Articles of Association as a result of the abovementioned modifications, and to carry out all necessary or useful formalities to that effect.”